

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 3, 2016

<u>Via E-mail</u>
Mr. Thomas Paulson
Chief Financial Officer
Tennant Company
701 North Lilac Drive
Minneapolis, Minnesota 55440

> **Re: Tennant Company**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Response dated October 20, 2016**
> **File No. 1-16191**

Dear Mr. Paulson:

We have reviewed your response letter dated October 20, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2015</u>

<u>Financial Statements</u>

<u>Notes to the Financial Statements</u>

<u>19. Segment Reporting, page 48</u>

1. We note your response to comment 2 of our letter dated September 21, 2016. We note that you have four operating segments with North America and Latin America representing two separate operating segments. The financial information you provided combined the results of these two operating segments. Please separately provide the

historical financial results for each of these two operating segments in a similar method to your other operating segments.

2. Please address differences in trends amongst the operating segments based on the financial information provided for each operating segment, including gaps in gross profit margins between operating segments. For example, we note that one operating segment appears to have consistently lower gross profit margins than the other operating segments.

You may contact Edward Kelly, Attorney, at (202) 551- 3728 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction